Mail Stop 4561

December 1, 2008

Randy S. Gottfried
Chief Financial Officer
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, CA 94105

      Re: Riverbed Technology, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Form 10-Q for Fiscal Quarter Ended June 30, 2008
              Form 8-K filed October 23, 2008
              File No. 001-33023

Dear Mr. Gottfried:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                /s/ Stephen Krikorian

                Stephen Krikorian
                Accounting Branch Chief